UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2014

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	001-35349

Phillips 66 Savings Plan
(Full title of the Plan)

Phillips 66
(Name of issuer of securities)

3010 Briarpark Drive
Houston, Texas	77042
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the Phillips 66 Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Phillips 66 Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Phillips 66
Savings Plan

/s/ Jesse A. Stephan
Jesse A. Stephan
Plan Benefits Administrator

June 24, 2015

Report of Independent Registered Public Accounting Firm

The Phillips 66 Benefits Committee
Phillips 66 Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Phillips 66 Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Phillips 66 Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Phillips 66 Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ERNST & YOUNG LLP

Tulsa, Oklahoma
June 24, 2015

Statements of Net Assets Available for Benefits	Phillips 66 Savings Plan

	Thousands of Dollars
At December 31	2014	2013
Assets
Investments at fair value	$4,321,434	4,318,094
Notes receivable from participants	78,089	78,704
Participant deposits receivable	1,978	1,875
Company contributions receivable	26,866	31,478
Other receivable	72	4,592
Total Assets	4,428,439	4,434,743

Net Assets Reflecting Investments at Fair Value	4,428,439	4,434,743
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,542)	(6,108)
Net Assets Available for Benefits	$4,418,897	4,428,635
See Notes to Financial Statements.

Statement of Changes in Net Assets Available for Benefits	Phillips 66 Savings Plan

Thousands of Dollars
Year Ended December 31, 2014
Additions
Company contributions	$114,653
Participant deposits	146,703
Rollovers	71,648
Total Contributions	333,004

Investment income (loss)
Dividends and interest	126,777
Net depreciation in fair value of investments	(24,570)
Total Investment Income	102,207

Interest income on notes receivable from participants	2,963
Other additions	112
Total Additions	438,286

Deductions
Benefit payments	447,683
Administrative expenses	341
Total Deductions	448,024

Net Decrease	(9,738)

Net Assets Available for Benefits
Beginning of Year	4,428,635
End of Year	$4,418,897
See Notes to Financial Statements.

Notes to Financial Statements	Phillips 66 Savings Plan

Note 1—Plan Description

The following description of the Phillips 66 Savings Plan (Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution, 401(k) profit sharing plan sponsored by Phillips 66 Company (the Company), a wholly owned subsidiary of Phillips 66.

The Plan consists of two components: Thrift Feature (Thrift) and Success Share (SS). The Vanguard Group, Inc. serves as record-keeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility
Generally, active employees of the Company and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan.

Thrift Feature
Participants may deposit between 1% and 75% of pay, as defined in the Plan document (Pay), on a Roth 401(k) basis, before-tax basis, an after-tax basis, or in any combination thereof. Participants are eligible to make catch-up deposits to the Plan beginning in the year they attain age 50. The Company contributes $1 for each $1 deposited by the active participant up to 5% of Pay. In 2014, the Company made matching contributions to the Thrift of $63,451,636.

The Plan has an automatic enrollment feature for new employees with the initial contribution rate set at 3% of Pay, contributed on a before-tax basis. Participants can change these options and can also elect not to contribute to the Plan completely. To encourage participants to take advantage of the Company's matching contribution, if participants are contributing less than 5%, their before-tax contribution percentage will be automatically increased 1% each January, until they're contributing 5% in total to the Plan. Participants may opt out of this auto-increase feature, if they do not want to have their contribution rate raised.

Thrift assets are invested in a variety of investment funds; however, the Phillips 66 Leveraged Stock Fund, ConocoPhillips Stock Fund, ConocoPhillips Leveraged Stock Fund and DuPont Stock Fund are closed to new investments. The ConocoPhillips Stock Fund, ConocoPhillips Leveraged Stock Fund and the DuPont Stock Fund were transferred into the Plan from the Company’s predecessor at the Plan’s inception on May 1, 2012. Investments in the Plan are participant-directed.

Success Share (SS)
SS provides a discretionary Company contribution. A participant who contributes to Thrift may be eligible to receive a SS contribution of between 0% and 6% (with a 2% target) of Pay, based on the employee’s Pay for pay periods in which the employee contributes to Thrift during the six-month period to which the SS contribution relates. SS contributions are made on a semiannual basis and are invested in accordance with the employee’s Thrift investment elections. Investments in SS are participant-directed. In 2014, the Company contributed $51,201,664 for SS.

Participant Accounts
Each participant’s account is credited with their deposits, Company contributions and allocations of plan earnings, and is charged with an allocation of investment administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Prior to August 8, 2014, allocations of administrative expenses were based on the participant’s account balances, as described in the Plan. Effective August 8, 2014, administrative expenses were changed to $38 per member per year (paid quarterly), fixed-fee arrangements and separated from the fund investment fees to provide greater cost transparency. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.

Plan Investment Advice Options
In August of 2014, the Plan began offering investment advice options to Plan participants. These options included free and fee-based advice and professionally managed account options. Participants are responsible for any fees incurred when selecting any of these options. These advice options are offered through Vanguard and Financial Engines.

Vesting
Participants are immediately vested in all amounts credited to their accounts in all funds.

Voting Rights
As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. Company Stock means the stock held in the Phillips 66 Stock Fund and the Phillips 66 Leveraged Stock Fund accounts. Company Stock does not refer to shares of ConocoPhillips Stock Fund, ConocoPhillips Leveraged Stock Fund, or DuPont Stock fund held by the plan from prior business spin-off.

Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59½, death, disability, or termination of employment. Partial distributions, before the occurrence of a specified event, are permitted in cases of specified financial hardship.

Generally, distributions from participant accounts invested in Company Stock, ConocoPhillips Stock Fund, and DuPont Stock Fund can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available. A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Dividend Pass Through
A participant can make an election to receive cash dividends from the Phillips 66 Stock Fund and the Phillips 66 Leveraged Stock Fund on the portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

Participant Loans
Participants can request a loan from their account in the Plan if their balance is at least $2,000. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. Loans are secured by the balance in the participant’s account and bear interest rate of prime plus 1%. Principal and interest is paid ratably through payroll deductions. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Trust Agreements
There are two trust agreements in place. The first is with Vanguard and it provides for the administration of certain assets in the Plan.

The other trust agreement is for the Stable Value Fund (SVF) and is managed under the Stable Value Fund Trust Agreement. The assets in this fund include stable value investment contracts and short-term investments. The trustee is State Street Bank and Trust Company. Underlying the stable value investment contracts are units of common collective trust (CCT) funds and pooled separate account (PSA) funds.

Administration
The Plan is administered by the Investment and Benefit Committees (Committees), a Plan Financial Administrator, and a Plan Benefits Administrator, collectively referred to as the Plan Administrators. Members of the Committees are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Assistant Treasurer, Corporate Finance; and Manager, Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2—Significant Accounting Policies

Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4—Fair Value Measurements); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Plan management has elected to early adopt ASU 2015-07. As a result, investments with a fair value of $873,070,000 and $377,078,000 as of December 31, 2014 and 2013, respectively, are excluded from the fair value hierarchy.

Note 3—Investments

Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and a short-term investment fund (STIF). The investment contracts are backed by units of CCTs and PSAs. The STIF is valued at amortized cost, which approximates fair value. See Note 4—Fair Value Measurements and Note 5—Investment Strategy for more detail on the SVF including the fair value computation techniques and inputs.

To provide participants with a portfolio consisting of diversified, relatively low-cost and high-quality investment options, effective August 8, 2014, the following changes were made to the Plan's investment funds.

Lower-cost Vanguard Target Retirement Date Trusts replaced Vanguard Target Retirement Funds. These investments have the same investment objectives and strategies, while the trusts offer lower expense ratios.

Old Fund (Closed)	New Trust
Vanguard Target Retirement 2010 Fund	Vanguard Target Retirement 2010 Trust
Vanguard Target Retirement 2015 Fund	Vanguard Target Retirement 2015 Trust
Vanguard Target Retirement 2020 Fund	Vanguard Target Retirement 2020 Trust
Vanguard Target Retirement 2025 Fund	Vanguard Target Retirement 2025 Trust
Vanguard Target Retirement 2030 Fund	Vanguard Target Retirement 2030 Trust
Vanguard Target Retirement 2035 Fund	Vanguard Target Retirement 2035 Trust
Vanguard Target Retirement 2040 Fund	Vanguard Target Retirement 2040 Trust
Vanguard Target Retirement 2045 Fund	Vanguard Target Retirement 2045 Trust
Vanguard Target Retirement 2050 Fund	Vanguard Target Retirement 2050 Trust
Vanguard Target Retirement 2055 Fund	Vanguard Target Retirement 2055 Trust
Vanguard Target Retirement 2060 Fund	Vanguard Target Retirement 2060 Trust
Vanguard Target Retirement Income Fund	Vanguard Target Retirement Income Trust I

Twelve funds were closed and fund balances were moved to new or existing funds as below:

Old Fund (Closed)	New or Existing Fund
Vanguard Balanced Index Fund Institutional Shares	Vanguard Target Retirement Trust
Vanguard Wellington™ Fund Admiral™ Shares	Vanguard Target Retirement Trust
Vanguard Long-Term Treasury Fund Admiral Shares	Vanguard Total Bond Market Index Fund Institutional Plus Shares
Fidelity Low-Priced Stock Fund Retail Class	Vanguard Extended Market Index Fund Institutional Plus Shares
Fidelity Magellan Fund Retail Class	Vanguard PRIMECAP Fund Admiral Shares
Vanguard Explorer™ Fund Admiral Shares	Delaware SMID Cap Growth Fund Institutional Class
Vanguard Growth Index Fund Institutional Shares	Vanguard Institutional Index Fund Institutional Plus Shares
Vanguard Mid-Cap Index Fund Institutional Shares	Vanguard Extended Market Index Fund Institutional Plus Shares
Vanguard Morgan™ Growth Fund Admiral Shares	Vanguard PRIMECAP Fund Admiral Shares
Vanguard Small-Cap Growth Index Fund Institutional Shares	Vanguard Extended Market Index Fund Institutional Plus Shares
Vanguard Small-Cap Value Index Fund Institutional Shares	Vanguard Extended Market Index Fund Institutional Plus Shares
Vanguard Value Index Fund Institutional Shares	Vanguard Institutional Index Fund Institutional Plus Shares

Lower-cost share classes were offered in four funds as below:

Old Fund (Closed)	New Fund
PIMCO Total Return Fund Administrative Class	PIMCO Total Return Fund Institutional Class
Vanguard Total Bond Market Index Fund Institutional Shares	Vanguard Total Bond Market Index Fund Institutional Plus Shares
Vanguard Extended Market Index Fund Institutional Shares	Vanguard Extended Market Index Fund Institutional Plus Shares
Vanguard Institutional Index Fund Institutional Shares	Vanguard Institutional Index Fund Institutional Plus Shares

The following three new funds were added:

•	Delaware SMID Cap Growth Fund Institutional Class.

•	DFA Emerging Markets Core Equity Portfolio Institutional Class.

•	Natixis Vaughan Nelson Value Opportunity Fund Class N.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	Thousands of Dollars
At December 31	2014	2013

Vanguard Institutional Index Fund Plus Shares	$229,980	—
Vanguard PRIMECAP Fund Admiral Shares	241,137	—
ConocoPhillips Leveraged Stock Fund	255,311	308,412
ConocoPhillips Stock Fund	673,099	813,067
Phillips 66 Stock Fund	1,068,269	1,128,243

Net Depreciation
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Thousands of Dollars
Common Stock
Phillips 66 Stock Fund	$(78,315)
Phillips 66 Leveraged Stock Fund	(10,560)
ConocoPhillips Stock Fund	(11,430)
ConocoPhillips Leveraged Stock Fund	(4,413)
DuPont Common Stock Fund	902
Mutual Funds	67,206
Common Collective Trusts	12,040
Net Depreciation in Fair Value of Investments	$(24,570)

Note 4—Fair Value Measurements

FASB ASC 820, “Fair Value Measurements,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Quoted prices (unadjusted) in an active market for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are directly or indirectly observable.

Level 3:	Unobservable inputs that are significant to the fair value of assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value:

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$—	—	—	—
Bond Funds	200,737	—	—	200,737
Domestic Stock Funds	851,114	—	—	851,114
International Stock Funds	150,605	—	—	150,605
Short-Term Reserves	90,042	—	—	90,042
Total Mutual Funds	1,292,498	—	—	1,292,498
Common Stock:
Phillips 66 Stock Fund	1,068,269	—	—	1,068,269
Phillips 66 Leveraged Stock Fund	143,502	—	—	143,502
ConocoPhillips Stock Fund	673,099	—	—	673,099
ConocoPhillips Leveraged Stock Fund	255,311	—	—	255,311
DuPont Stock Fund	7,349	—	—	7,349
Total Common Stock	2,147,530	—	—	2,147,530
SVF Trust Investments:
Short Term Investment Fund	8,282	—	—	8,282
Wrapper contracts	—	—	53	53
Total SVF Trust investments	8,282	—	53	8,335
Total	$3,448,310	—	53	3,448,363

Common Collective Trusts measured at NAV:
Target Retirement Date Trusts				$486,414
Multi-Mgr. Intermediate Government				143,299
Multi-Mgr. Core Fixed Income				38,748
Short-Term Bonds				102,780
Total Common Collective Trusts measured at NAV				771,241
Pooled Separate Accounts measured at NAV				101,830
Total Investment Assets at NAV				$873,071

Total Investments at Fair Value				$4,321,434

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$378,774	—	—	378,774
Bond Funds	153,993	—	—	153,993
Domestic Stock Funds	731,580	—	—	731,580
International Stock Funds	118,120	—	—	118,120
Short-Term Reserves	92,623	—	—	92,623
Total Mutual Funds	1,475,090	—	—	1,475,090
Common Stock:
Phillips 66 Stock Fund	1,128,243	—	—	1,128,243
Phillips 66 Leveraged Stock Fund	181,497	—	—	181,497
ConocoPhillips Stock Fund	813,067	—	—	813,067
ConocoPhillips Leveraged Stock Fund	308,412	—	—	308,412
DuPont Stock Fund	8,126	—	—	8,126
Total Common Stock	2,439,345	—	—	2,439,345
SVF Trust Investments:
Short Term Investment Fund	26,538	—	—	26,538
Wrapper contracts	—	—	43	43
Total SVF Trust investments	26,538	—	43	26,581
Total	$3,940,973	—	43	3,941,016

Common Collective Trusts measured at NAV:
Multi-Mgr. Intermediate Government				$146,420
Multi-Mgr. Core Fixed Income				30,463
Short-Term Bonds				97,026
Total Common Collective Trusts measured at NAV				273,909
Pooled Separate Accounts measured at NAV				103,169
Total Investment Assets at NAV				$377,078

Total Investments at Fair Value				$4,318,094

Note 5—Investment Strategy

Stable Value Fund
The Plan's investment in the SVF is held in a separate trust. The SVF consists of synthetic investment contracts (SYNs) and a STIF. The STIF seeks to provide safety of principal and daily liquidity by investing in high quality money market instruments that include but are not limited to certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. In a SYN contract structure, the underlying investments are owned by the SVF Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Trust consist of CCTs, PSAs, and short-term investments. The SVF Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.

Key factors influencing future interest crediting rates for a wrapper contract include:

•	The level of market interest rates.

•	The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract.

•	The investment returns generated by the fixed income investments that back the wrapper contract.

•	The duration of the underlying investments backing the wrapper contract.

While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF’s realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

At December 31	2014	2013

Ratio of year-end market value yield to investments, at fair value	1.59%	1.38%
Ratio of year-end crediting rate to investments, at fair value	1.96%	1.73%

Both the CCTs and PSAs (investment contracts or contracts) are valued at fair value using the net asset value as determined by the issuer based on the current fair values of the underlying assets of such trust. These contracts are designed to be high quality fixed income portfolios appropriate for a conservative, moderate duration investment option. The contracts invest in fixed income securities including but not limited to government-issued securities, mortgages, corporate bonds, structured securities including but not limited to asset-backed securities and mortgage-backed securities, and other contracts that invest in fixed income securities. The contracts may invest in derivatives, including but not limited to futures, options, forwards, swaps and mortgage derivatives. While it is intended for participating plans to generally receive liquidity from these contracts in one to three business days, there are both market conditions and withdrawal sizes (as determined by the trustee of the CCTs and PSAs) that may extend this period. Withdrawals from the contracts may be made upon at least ten business days advance written notice to the trustee or such lesser period to which the trustee may agree. Any withdrawal shall be valued as of the close of business on the day of or the day next succeeding the expiration of the notice period (Valuation Date) and shall be effected within sixty days following such Valuation Date or such other time as may be agreed to by the trustee and the plan sponsor, provided that such withdrawal may be delayed if the trustee determines that it cannot reasonably make such distribution on account of any order, directive or legal impediment by an official or agency of any government or any other cause reasonably beyond its control.

The STIF is valued at amortized cost, which approximates fair value. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.

Target Retirement Date Trusts
This category includes collective investment trusts in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. The year in the trust name refers to the approximate year (the target date) when an investor in the trust would retire and leave the workforce. Each trust will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date through asset allocation. There are currently no redemption restrictions on these investments. The fair value of each trust reflects the proportionate interest in the net assets of the underlying investments.

Note 6—Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated April 28, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan as amended is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrators have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7—Related-Party Transactions

A large portion of the Plan’s assets is invested in Company Stock. Because Phillips 66 is the ultimate parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as related-party transactions. All of these types of transactions were exempt from the prohibited transaction rules.

Note 8—Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination.

Note 9—Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2014 and 2013, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2014	2013

Net assets available for benefits as reported in the financial statements	$4,418,897	4,428,635
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,542	6,108
Deemed distributions of participant loans	(1,122)	(866)
Net assets available for benefits as reported in the Form 5500	$4,427,317	4,433,877

The following is a reconciliation of net decrease for the year ended December 31, 2014, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands of Dollars
2014

Net decrease as reported in the financial statements	$(9,738)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	9,542
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2013	(6,108)
Deemed distributions of participant loans at the beginning of the year	866
Deemed distributions of participant loans at end of the year	(1,122)
Net loss as reported in the Form 5500	$(6,560)

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2014
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Value
* Phillips 66	Stock Fund	$ **	$1,068,269
* Phillips 66	Leveraged Stock Fund	**	143,502
ConocoPhillips	Stock Fund	**	673,099
ConocoPhillips	Leveraged Stock Fund	**	255,311
DuPont	Stock Fund	**	7,349
IGT Invesco Short-Term Bond Fund	Short-Term Bond	**	102,780
IGT BlackRock Intermediate Gov/ Credit	Multi-Mgr. Intermediate Government	**	14,840
IGT Invesco Intermediate Gov/Credit Fund	Multi-Mgr. Intermediate Government	**	46,587
IGT PIMCO Intermediate Gov/Credit Fund	Multi-Mgr. Intermediate Government	**	29,577
IGT Jennison Intermediate Gov/ Credit Fund	Multi-Mgr. Intermediate Government	**	14,953
IGT Jennison 1-5 Year Government Credit Fund	Multi-Mgr. Intermediate Government	**	37,342
IGT BlackRock Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	7,822
IGT Goldman Sachs Core	Multi-Mgr. Core Fixed Income Fund	**	7,796
IGT Invesco Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	11,627
IGT PIMCO Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	11,503
IGT MassMutual SA Core Babson	MassMutual	**	25,368
IGT MassMutual SA Intermediate Gov/Credit Babson Fund	MassMutual	**	25,090
NYL SA45A 1-5 G/C FIIG	New York Life	**	51,372
Monumental Individual Asset Wraps	Insurance Wrapper	**	53
* State Street	Short-Term Investment Fund	**	8,282
Delaware Investments	Delaware SMID Cap	**	38,630
DFA Investment	DFA Emerging Markets Core Equity	**	1,957
PIMCO Funds	PIMCO Total Return Fund - Administrative Class	**	44,835
Natixis Funds	Natixis Vaughan Nelson Value Opp Fund	**	2,115

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2014
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Value
* The Vanguard Group	Vanguard Extended Market Index Fund Inst Plus	$ **	$203,707
	Vanguard Infla-Protected Sec Inst	**	32,781
	Vanguard Inst Index Fund Plus	**	229,980
	Vanguard International Growth Fund Admiral	**	44,952
	Vanguard International Value Fund	**	34,665
	Vanguard PRIMECAP Fund	**	241,137
	Vanguard Prime Money Market Fund Inst	**	90,042
	Vanguard Target Retirement 2010 Trust	**	8,063
	Vanguard Target Retirement 2015 Trust	**	54,569
	Vanguard Target Retirement 2020 Trust	**	117,067
	Vanguard Target Retirement 2025 Trust	**	109,664
	Vanguard Target Retirement 2030 Trust	**	50,495
	Vanguard Target Retirement 2035 Trust	**	41,389
	Vanguard Target Retirement 2040 Trust	**	31,485
	Vanguard Target Retirement 2045 Trust	**	28,415
	Vanguard Target Retirement 2050 Trust	**	21,535
	Vanguard Target Retirement 2055 Trust	**	9,856
	Vanguard Target Retirement 2060 Trust	**	2,003
	Vanguard Target Retirement Income Trust	**	11,873
	Vanguard Total Bond Market Index Fund Inst Plus	**	123,121
	Vanguard Total International Stock Index Fund Inst	**	69,031
	Vanguard Total Stock Market Index Fund Inst	**	66,083
	Vanguard Windsor II Fund Admiral	**	69,462
* Participants	Loans to Plan Participants, Interest rates ranging from 2.91% to 9.50%	**	78,089
			$4,399,523
* Party-in-interest
** Historical cost information is not required for participant-directed investments.

Exhibit Index	Phillips 66 Savings Plan
EIN 37-1652702, Plan 002

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm